China Digital TV Announces Unaudited Second Quarter 2013 Results

BEIJING, China, Aug 20, 2013 — China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of conditional access (“CA”) systems to China’s expanding digital television market, today announced its unaudited financial results for the second quarter ended June 30, 2013.

Highlights for the Second Quarter 2013

●	Net revenues in the second quarter of 2013 were US$18.2 million, representing a 22.5% decrease from the same period in 2012 and an 8.6% decrease from the first quarter of 2013.

●	China Digital TV shipped approximately 3.58 million smart cards in the second quarter of 2013, compared to 3.74 million in the same period in 2012 and 3.71 million in the first quarter of 2013.

●	Gross margin in the second quarter of 2013 was 76.7%, compared to 76.4% in the same period in 2012 and 73.4% in the first quarter of 2013.

●	Diluted earnings per American depositary share (one ADS representing one ordinary share), or ADS, in the second quarter of 2013 were US$0.03, compared to US$0.12 in the same period in 2012.

“Despite a range of challenges, including those posed by competition from IPTV and over-the-top (“OTT”) services, and the stronger negotiating position operators have for pricing following provincial network consolidation completion, China Digital TV was able to meet our revenue guidance for the second quarter of 2013,” said Mr. Jianhua Zhu, China Digital TV’s chairman and chief executive officer. “We saw steady demand and performance during the second quarter in several key provinces, including Zhejiang, Jiangsu, Guangdong and Shandong. We are beginning to see conversion to high definition drive demand for our smart cards and we expect this trend to continue during the second half of the year.”

Mr. Zhu continued, “The overseas market remains a key focus for driving China Digital TV’s growth over the long-term, and we made good progress in Taiwan and other localities during the past quarter. As part of our diversification strategy, we continue to develop our cloud computing, video on demand platforms and network broadcast platform, and are in active discussions with potential partners to make these offerings even stronger. Intelligentization in areas like Internet TV, OTT set-top boxes and allowing users to view content across multiple platforms is beginning to drive operators’ demand for our value-added service platforms, which is a trend we expect to gain strength going forward.”

Mr. Zhenwen Liang, China Digital TV’s chief financial officer, commented, “China Digital TV is working to continue improving execution in response to the impact that industry challenges following provincial network consolidation had our accounts receivables and the average selling price (“ASP”) of smart cards during the second quarter of 2013. Looking forward, we will continue to prioritize investment in value-added services with high growth potential.”

Second Quarter 2013 Results

(Note: Unless otherwise stated, all financial statement measures stated in this press release are based on generally accepted accounting principles in the United States (“U.S. GAAP”).)

In the second quarter of 2013, China Digital TV generated net revenues of US$18.2 million, a decrease of 22.5% from the second quarter of 2012 and a decrease of 8.6% from the first quarter of 2013. The year-over-year decrease in net revenues was mainly due to decreases in the sales of other products, such as surface mounted device chipsets and multimedia home entertainment boxes, as well as a decline in the sales of smart cards. The quarter-over-quarter decrease in net revenues was primarily due to a decline in revenues from head-end system integration and sales of smart cards.

In the second quarter of 2013, revenues from the Company’s top five customers accounted for 23.3% of total revenues, compared to 18.3% in the first quarter of 2013.

Revenue Breakdown

	For the three months ended
	June 30,	March 31,	June 30,
	2013	2013	2012
	(in thousands of U.S. dollars)
Products:
Smart cards	$16,426	$17,155	$18,209
Other products	1,115	978	4,090
Subtotal	17,541	18,133	22,299
Services:
Head-end system integration	250	1,664	714
Head-end system development	190	194	207
Licensing income	290	214	445
Royalty income	218	(31)	125
Other service	36	40	16
Subtotal	984	2,081	1,507
Total revenues	$18,525	$20,214	$23,806

Revenues from smart cards and other products were US$17.5 million in the second quarter of 2013, a decrease of 21.3% from the same period in 2012 and a decrease of 3.3% from the first quarter of 2013. The year-over-year decrease was primarily due to a decrease in revenues from the sales of other products, such as surface mounted device chipsets and multimedia home entertainment boxes, as well as declines in both shipment volume and ASP of smart cards. The quarter-over-quarter decrease was primarily due to a decrease in the shipment volumes of smart cards. Sales of smart cards and other products accounted for 94.7% of total revenues in the second quarter of 2013, compared to 89.7% in the first quarter of 2013.

Revenues from services were US$1.0 million in the second quarter of 2013, a decrease of 34.7% from the same period in 2012 and a decrease of 52.7% from the first quarter of 2013. Revenues from services accounted for 5.3% of total revenues in the second quarter of 2013. The year-over-year and quarter-over-quarter decreases were primarily due to a decrease in revenues from head-end system integration.

Gross profit in the second quarter of 2013 was US$14.0 million, a decrease of 22.1% from the same period in 2012 and a decrease of 4.5% from the first quarter of 2013. Gross margin, which is equal to gross profit divided by net revenues, was 76.7% in the second quarter of 2013, compared to 76.4% in the same period in 2012 and 73.4% in the first quarter of 2013. The year-over-year increase in gross margin was primarily due to an increase in the proportion of total revenues accounted for by net revenues from smart card sales, which have a higher gross margin than other products. The quarter-over-quarter increase in gross margin was primarily due to an increase of gross profit related to a higher total cost of revenues in last quarter.

In the second quarter of 2013, ASP of smart cards decreased by 0.9% compared to the first quarter of 2013. In addition, the unit cost of smart cards increased by 4.9% compared to the first quarter of 2013.

Operating expenses in the second quarter of 2013 were US$10.6 million, an increase of 0.8% from the same period in 2012 and a decrease of 12.9% from the first quarter of 2013.

●     Research and development expenses for the second quarter of 2013 were US$4.9 million, an increase of 14.7% from the same period in 2012 and a decrease of 1.4% from the first quarter of 2013. The year-over-year increase was mainly due to an increase in labor expenses and office rents. It remained relatively stable quarter-over-quarter.

●     Selling and marketing expenses for the second quarter of 2013 were US$3.5 million, an increase of 2.5% from the same period in 2012 and a decrease of 11.9% from the first quarter of 2013. The year-over-year increase was mainly attributable to higher marketing expenditures, which was partially offset by a decline in labor expenses relating to the decreased number of headcount of sales and marketing staff. The quarter-over-quarter decrease was primarily due to a decrease in marketing expenditure and share-based compensation expenses relating to options granted to employees.

●     General and administrative expenses for the second quarter of 2013 were US$2.2 million, a decrease of 21.7% from the same period in 2012 and a decrease of 31.4% from the first quarter of 2013. The year-over-year and quarter-over-quarter decreases were primarily due to decreases in allowance for doubtful accounts, share-based compensation expenses relating to options granted to employees and consulting fee.

Income from operations in the second quarter of 2013 was US$3.3 million, a 54.9% decrease from the same period in 2012 and a 37.4% increase from the first quarter of 2013.

Operating margin, defined as income from operations divided by net revenues, in the second quarter of 2013 was 18.3%, compared to 31.5% in the same period in 2012 and 12.2% in the first quarter of 2013.

Interest income in the second quarter of 2013 was US$0.4 million, a 76.7% decrease from the same period in 2012 and a 2.0% decrease from the first quarter of 2013.

Income tax expenses in the second quarter of 2013 was US$2.1 million, compared to US$1.8 million in income tax expenses in the same period of 2012 and US$4.5 million in income tax benefits in the first quarter of 2013. The year-over-year increase in income tax expenses was mainly attributable to an increase in withholding taxes, which was partially offset by a decline in taxable income. As the management determines to distribute part of the retained earnings of the Company’s PRC subsidiaries, the Company has accrued and recorded withholding taxes for such undistributed retained earnings since the third quarter of 2012. The US$4.5 million in income tax benefits in the first quarter of 2013 was mainly due to a change in the income tax rate applicable to the Company’s PRC operating subsidiary, Beijing Super TV Co., Ltd. In the first quarter of 2013, the subsidiary was designated as a “key software enterprise” for the tax years of 2011 and 2012 by the relevant PRC government authorities and, as a result, was entitled to a preferential income tax rate of 10% in each of those years. As the Company accrued income tax expenses at a rate of 15% in 2011 and 2012, the accrued income tax expenses were partially reversed in the first quarter of 2013.

Net loss attributable to noncontrolling interest in the second quarter of 2013 was US$0.3 million, a decrease of 8.4% from the same period in 2012 and a decrease of 50.8% from the first quarter of 2013. The year-over-year and quarter-over-quarter decreases were largely due to decreases in net loss of the Company’s majority-owned subsidiaries.

Net income attributable to China Digital TV Holding Co., Ltd. in the second quarter of 2013 was US$1.8 million, a decrease of 75.1% from the same period in 2012 and a decrease of 77.3% from the first quarter of 2013.

Non-GAAP net income attributable to China Digital TV Holding Co., Ltd. defined as net income excluding certain one time or non-cash expenses, such as share-based compensation expenses, amortization of acquired intangible assets from business acquisitions and equity method investments, in the second quarter of 2013 was US$2.4 million, a decrease of 70.3% from the same period in 2012 and a decrease of 73.2% from the first quarter of 2013. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures” set forth at the end of this release.

Balance Sheet and Cash Flow

As of June 30, 2013, China Digital TV had cash and cash equivalents and restricted cash totaling US$60.1 million. In the second quarter of 2013, cash flow generated from operations was approximately US$5.8 million.

Business Outlook

Based on information available as of Aug 20, 2013, China Digital TV expects smart card shipment volumes for the third quarter of 2013 to be in the range of 3.6 million to 3.9 million. Net revenues for the third quarter of 2013 are expected to be in the range of US$ 16.7 million to US$18.1 million.

Conference Call Information

The Company will hold an earnings conference call at 8:00 p.m. on Tuesday, Aug 20, 2013, U.S. Eastern Time (8:00 a.m. on Wednesday, Aug 21, 2013, Beijing/Hong Kong Time).

Conference Call Dial-in Information

United States Toll Free:	+1-866-519-4004
International:	+65-6723-9381
Hong Kong:	+852-2475-0994
China Toll Free:	+400-620-8038 and +800-819-0121

Passcode: China Digital TV Earnings Call

Please dial-in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the call will be available for one week between 11:00 p.m. on Aug 20, 2013 and 11:59 p.m. on Aug 27, 2013, U.S. Eastern Time.

Replay Information

United States:	+1-855-452-5696
International:	+61-2-8199-0299

Passcode:	27589715

In addition, a live and archived webcast of this conference call will be accessible through the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook for the third quarter of 2013 and comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

About China Digital TV

Founded in 2004, China Digital TV is China’s leading provider of conditional access (CA) systems, which prevent unauthorized access to subscriber content across the country’s digital cable, satellite, terrestrial, IPTV and mobile television networks. China Digital TV has provided CA systems to more than 300 digital television network operators across mainland China. The Company is also a leading provider of value-added services to China’s rapidly expanding digital TV market.

For more information please visit the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn. The information contained in that website is not a part of this announcement.

For investor and media inquiries, please contact:

In China:

Nan Hao

China Digital TV

Tel: +86.10.6297.1199 ext.9780

Email: ir@chinadtv.cn

Josh Gartner

Brunswick Group LLC

Tel: +86.10.5960.8600

Email: chinadigital@brunswickgroup.com

In the US:

Cindy Zheng

Brunswick Group LLP

Tel: +1.212.333.3810

Email: chinadigital@brunswickgroup.com

  China Digital TV Holding Co., Ltd.

  Unaudited Condensed Consolidated Statements of Comprehensive Income

  (in thousands of U.S. dollars, except share and per share data )

	For the three months ended
	June 30, 2013	March 31, 2013	June 30, 2012
Revenues:
Products	$17,541	$18,133	$22,299
Services	984	2,081	1,507
Total revenues	18,525	20,214	23,806
Business and sales related taxes	(317)	(288)	(324)
Net revenues	18,208	19,926	23,482

Cost of revenues:
Products	(3,356)	(3,661)	(4,587)
Services	(886)	(1,637)	(963)
Total cost of revenues	(4,242)	(5,298)	(5,550)
Gross profit	13,966	14,628	17,932

Operating expenses:
Research and development expenses	(4,873)	(4,942)	(4,249)
Selling and marketing expenses	(3,516)	(3,992)	(3,429)
General and administrative expenses	(2,243)	(3,268)	(2,865)
Total operating expenses	(10,632)	(12,202)	(10,543)

Income from operations	3,334	2,426	7,389

Interest income	391	399	1,676
Interest expense	-	-	(195)
Loss from forward contract	-	-	(125)
Other (expenses) / income	(21)	(58)	75
Income before income taxes	3,704	2,767	8,820
Income tax (expenses) / benefits
Income tax-current	(1,278)	4,974	(1,982)
Income tax-deferred	(779)	(429)	176
Net income before net income from equity method investments	1,647	7,312	7,014
Net (loss) from equity method investments, net of income taxes	(216)	(184)	(253)
Net income	1,431	7,128	6,761
Net loss attributable to noncontrolling interest	349	710	381
Net income attributable to China Digital TV Holding Co., Ltd. shareholders	$1,780	$7,838	$7,142

Net income per share attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.
Basic	$0.03	$0.13	$0.12
Diluted	$0.03	$0.13	$0.12

Net income	$1,431	$7,128	$6,761
Other comprehensive income / (loss), net of tax Foreign currency translation adjustment	1,092	459	(2,043)
Comprehensive income	2,523	7,587	4,718
Comprehensive loss attributable to noncontrolling interest	325	703	415

Comprehensive income attributable to ordinary shareholders of China Digital TV Holding Co., Ltd.	$2,848	$8,290	$5,133

Weighted average shares used in calculating net income per ordinary share
Basic	59,103,170	59,100,994	58,999,695
Diluted	59,123,852	59,121,695	59,091,468

China Digital TV Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(in thousands of U.S. dollars)

ASSETS	June 30, 2013	December 31, 2012

Current assets:
Cash and cash equivalents	$59,447	$130,697
Restricted cash	644	18
Notes receivable	3,862	4,101
Accounts receivable, net	39,074	38,283
Inventories, net	5,401	5,678
Prepaid expenses and other current assets	9,565	5,245
Deferred costs-current	235	299
Deferred tax assets - current	1,936	1,503
Total current assets	120,164	185,824
Long-term receivable	102	-
Property and equipment, net	1,403	1,630
Intangible assets, net	71	198
Goodwill	555	547
Equity method investments	3,570	4,268
Deferred costs - non-current	330	301
Deferred tax assets - non-current	816	797
Total assets	127,011	193,565

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	1,819	1,215
Notes payable	311	-
Accrued expenses and other current liabilities	10,780	12,305
Dividend payable	151	76,999
Deferred revenue - current	7,704	7,473
Income tax payable	761	3,476
Deferred tax liabilities - current	6,469	4,812
Total current liabilities	27,995	106,280
Deferred revenue - non-current	198	255
Government subsidies	4,041	3,867
Total liabilities	32,234	110,402

EQUITY
China Digital TV Holding Co., Ltd. shareholders’ equity:
Ordinary shares	30	30
Additional paid-in capital	31,217	29,724
Statutory reserve	17,856	17,856
Retained earnings	16,383	6,765
Accumulated other comprehensive income	27,603	26,083
Total China Digital TV Holding Co., Ltd. shareholders’ equity	93,089	80,458
Noncontrolling interest	1,688	2,705
Total equity	94,777	83,163

TOTAL LIABILITIES AND EQUITY	$127,011	$193,565

  China Digital TV Holding Co., Ltd.

  Unaudited Condensed Consolidated Balance Sheets

  (in thousands of U.S. dollars)

Reconciliation of Non-GAAP Measures

Non-GAAP net income attributable to China Digital TV Holding Co., Ltd. shareholders excludes certain one-time or non-cash expenses, such as share-based compensation expenses, amortization of intangible assets acquired from business acquisitions and equity method investments. The Company believes that the non-GAAP net income provides meaningful supplemental information regarding the Company’s performance and liquidity by excluding certain non-cash expenses that may not be indicative of its operating performance from a cash flow perspective. The Company believes that both management and investors benefit from referring to this additional information in assessing the Company’s performance and when planning and forecasting future periods.

	For the three months ended
	June 30, 2013	March 31, 2013	June 30, 2012
	(in U.S. dollars, in thousands)
Net income attributable to China Digital TV Holding Co., Ltd. shareholders – GAAP	$1,780	$7,838	$7,142

Share-based compensation expenses	540	956	773

Amortization of intangible assets from business acquisitions and equity method investments	54	54	88

Net income attributable to China Digital TV Holding Co., Ltd. shareholders - Non-GAAP	$2,374	$8,848	$8,003